

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 23, 2006

Gary L. Castagna, Chief Financial Officer
Amcol International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois  60004-7803

>      **Re:     Amcol International Corporation**
>      **Form 10-K for the Fiscal Year Ended December 31, 2004**
>      **Filed March 31, 2005**
>      **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
>      **Filed April 29, 2005**
>      **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
>      **Filed August 1, 2005**
>      **Response Letters Dated February 1, 2006, March 14, 2006 and**
>      **March 21, 2006**
>      **Form 10-K for the Fiscal Year Ended December 31, 2005**
>      **Filed March 16, 2006**
>      **File No. 001-14447**

Dear Mr. Castagna:

We have reviewed your Form 10-K and Form 10-K/A for the Fiscal Years Ended December 31, 2005 and 2004, Form 10-Q for the Fiscal Quarter Ended June 30, 2005 and response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page F-1

Product Liability & Warranty Expenses, page F-12

1.      We note in your response dated March 14, 2006 to comment 4 from our letter
        dated February 23, 2006, that you will provide disclosures set forth by paragraph
        14 of FIN 45 in future filings, beginning with your Form 10-K for 2005.  We were
        unable to locate the tabular reconciliation of changes in your aggregate product
        warranty liability for the reporting period as prescribed by paragraph 14.b. of FIN
        45 in your Form 10-K for 2005.  Please revise your Form 10-K for 2005 to
        include this disclosure to the extent your product warrant liability is material.  If
        you do not believe it is material, then please provide us with an analysis to
        support your conclusion.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202)
551-3717, if you have questions regarding comments on the financial statements and
related matters.  Please contact me at (202) 551-3684 with any other questions.

                                                        Sincerely,


                                                        April Sifford
                                                        Branch Chief


cc:     Mr. Ryan Milne
        Ms. Shannon Buskirk